FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 6, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 6, 2006, and incorporated by reference herein is the Registrant’s immediate report dated November 6, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: November 6, 2006

Swiss Kanton Solothurn Selects BluePhoenix to Migrate Core Business Process
Application from PowerBuilder to Java

Migrated Application to Support Linux Environment; Help Local Government Realize
Maintenance and Cost Efficiencies

Gartner Symposium/ITxpo 2006, CANNES, France – Nov. 6, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it has been selected by the IT department of the Swiss Kanton Solothurn to migrate the local government’s Konsul core business process application from PowerBuilder to Java.

“The BluePhoenix-led migration effort will provide us with simplified maintenance, increased interoperability and reduced costs,” said Kurt Bader, director of IT of Solothurn. “In addition, our overhead costs will considerably diminish because we will no longer need to maintain multiple platforms. The migrated application will help us enhance and protect the long-term investment that Solothurn has put into Konsul.”

The Konsul application is a key business application that Solothurn uses to automate, manage and control important government processes such as documenting the specifics of a new law or managing best practices information. Konsul helps increase collaboration across the various departments and improve the efficiency of individual operations. While realizing great benefits from Konsul, the Swiss Kanton Solothurn’s IT department determined it needed to minimize IT costs and vendor dependencies by increasing its use of open source technologies such as Linux. It therefore needed to address Konsul, which does not run in a Linux environment.

Currently, the Konsul application is PC-based and used by 450 people in over 100 different offices. This means that if a change needs to be made to the application, it must be updated on 40 terminal servers. Once BluePhoenix Solutions migrates the application to its new environment, Konsul will reside in one centralized HP server and users will access the program through web-based software.

“The Kanton of Solothurn is serving as role model to Switzerland’s other 25 Kantons on how to migrate proprietary PowerBuilder applications into an open environment provided by Java,” said Reinhard Wetzel, regional vice president of Central and Eastern Europe at BluePhoenix Solutions. “With nearly 20 years of experience modernizing applications for Global 5,000 companies worldwide, BluePhoenix is thrilled that Solothurn chose us to provide these automated migration services. Our intent is to deliver the migrated Konsul application with full business logic, data integrity retention, minimal downtime and maximum end-user transparency.”

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services helps customers grow revenue, reduce costs, shorten time to market, and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application, and platform migrations; SOA enablement; field transformations; system standardizations; application development; transformation of COBOL applications business rules to OO Java; and legacy application’s maintenance.

Its solutions serve companies from numerous, diverse industries, such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, RSI, SDC Udvikling, and TEMENOS. BluePhoenix has 10 offices in the USA, UK, Denmark, Germany, Italy, the Netherlands, Australia, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com